PF Hospitality Group, Inc.

399 NW 2nd Avenue, Suite 264

Boca Raton, FL 33432

December 2, 2015

‘CORRESP’

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie, Legal Branch Chief
Sonia Bednarowski
Theresa Messinese
Claire Erlanger

Re:	Registration Statement on Form 10-12G
Submitted October 1, 2015
File No. 000-51935

Ladies and Gentlemen:

PF Hospitality Group, Inc. (the “Company”) is in receipt of the staff’s comment letter dated November 9, 2015 relating to the Company’s registration statement on Form 10-12G (the “Registration Statement”) submitted on October 13, 2015. We note that we have contemporaneously filed Amendment No. 1 to the Registration Statement for consideration by the staff. Following are the Company’s responses to the staff’s comments.

General

1.	Please confirm your understanding that your registration will become effective automatically 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. If it appears you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement before it becomes effective and refiling it.

RESPONSE: We confirm our understanding that our registration will become effective automatically 60 days after filing; and upon effectiveness, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if the staff has not completed its review of our filing.

Business, page 2

2.	Please clarify what you mean by “traditional restaurant sector” in the first paragraph on page 2. Similarly, please provide a brief definition for the term “interactive restaurant concept” in the fourth paragraph on page 2.

RESPONSE: We use the term “traditional restaurant sector” to refer to a casual restaurant format so that we can distinguish that format from a “fast casual” format. We revised the disclosure to the Form 10-12G/A on page 2 to clarify this. We also provided a definition for the term “interactive restaurant concept” in the fourth paragraph on page 2.

3.	Please provide a brief description of Pizza Fusion, including the average size of such restaurants and the average cost of lunch and dinner. In addition, if known, please describe the size of Shaker & Pie and the expected average cost of lunch and dinner.

United States Securities and Exchange Commission

December 2, 2015

RESPONSE: We have provided a brief description of Pizza Fusion, including the average size of such restaurants and the average cost of lunch and dinner. We have also described the size of the proposed Shaker & Pie restaurant and the expected average cost of lunch and dinner.

4.	We note your disclosure that you are seeking a company to enter into a joint venture with you for the purpose of opening and operating a Shaker & Pie restaurant in Boca Raton, Florida. Please tell us the expected role you intend to have in the joint venture, and, once known, please disclose the material terms of the joint venture agreement. In addition, we note that you are seeking to enter into this joint venture with “an operator of similar restaurant concepts.” Please address the potential conflicts of interests such an operator may have with your business.

RESPONSE: We have disclosed the expected role we intend to have in the joint venture. We have also clarified that the phrase “an operator of similar restaurant concepts” refers to a third party with experience operating similar restaurant concepts, and not to an operator of a competing business.

Markets, page 2

5.	We note your disclosure that you currently have six units in the United States. However, we note that you had eleven franchised restaurants operating in 2013, nine operating in 2014 and seven operating as of June 30, 2015. Please address some of the challenges that have resulted in these recent restaurant closures. In addition, in an appropriate section of your registration statement, please discuss the challenges, if material, that you and your franchisees encounter with obtaining organic food for Pizza Fusion and the impact, if material, that fluctuations in commodity costs have had on your franchisees.

RESPONSE: We have addressed some of the challenges that have resulted in recent restaurant closures. In addition, we have added a discussion of some of the challenges that we and our franchisees encounter with obtaining organic food for Pizza Fusion and the impact that fluctuations in commodity costs have on our franchisees.

Franchise and Development Agreement, page 2

6.	Please expand your discussion of the franchisee agreements by providing a brief explanation of the area development fees and the franchise deposits. In addition, please describe your obligations to your franchisees under the franchise agreements. For example, we note your disclosure that you intend to rebrand Pizza Fusion by introducing a new menu, physical refurbishments and mobile technology. Disclose whether you provide capital for marketing and refurbishments and how much control you have over how your franchisees operate their restaurants.

RESPONSE: We have expanded our disclosure as requested in the comment above.

7.	We note that you have area development agreements with developers. Please discuss the material terms of these agreements, including how you are compensated. Please also disclose whether such agreements give the developers exclusive rights to the specified geographic areas.

RESPONSE: We have expanded our disclosure as requested in the comment above.

Competition, page 3

8.	Please explain the meaning of your statement that the “natural and organic offering is unique to the pizza industry.”

RESPONSE: We have clarified that “natural and organic offering is unique to the pizza industry” refers to the uniqueness of using natural and organic ingredients in the pizza industry – not that the use of natural and organic ingredients is unique to the pizza industry.

United States Securities and Exchange Commission

December 2, 2015

Former Business Operations and Corporate Information, page 4

9.	We note your disclosure that in connection with your merger with Pizza Fusion Holdings, Inc. you issued warrants to purchase shares of your common stock for $0.25 per share. Please disclose the number of such warrants you issued and the number of shares of common stock underlying those warrants.

RESPONSE: We have disclosed the number of warrants issued and the number of shares of common stock underlying those warrants.

Security Ownership of Certain Beneficial Owners and Management, page 13

10.	We note the references on page 4 to 17,117,268 shares of common stock being issued in connection with the merger with Pizza Fusion and on page 19 to an amount of convertible debt being converted into 40,000,000 shares of common stock. Please tell us whether either of these transactions is reflected in the beneficial ownership table on page 13.

RESPONSE: The 17,117,268 shares of common stock issued in connection with the merger with Pizza Fusion were included in the beneficial ownership table. We provided additional disclosure that the 40,000,000 shares issuable upon conversion of debt are excluded from the calculation of shares outstanding as the debt has not been converted and conversion is subject to limitation if such conversion would result in the beneficial ownership by a holder of more than 4.99% of our then outstanding common stock. None of our officers or directors holds any of the convertible debt.

11.	Please disclose the total voting power of Mr. Dugan and Mr. Romano. In this regard, we note that both hold Series A Preferred Stock and Common Stock.

RESPONSE: We have revised the Registration Statement to disclose the total voting power of Mr. Dugan and Mr. Romano.

2014 Summary Compensation Table, page 15

12.	Please update the table to include information for the fiscal year ended September 30, 2015. Please also clarify what you mean by “accrued salary” in footnote 2 on page 15.

RESPONSE: We have updated the Summary Compensation Table to include information for the fiscal year ended September 30, 2015. By use of the term “accrued salary” we intended to disclose that our former CEO was not paid in cash and the salary he earned in fiscal 2014 was accrued. We clarified that the accrued amount was included in the table.

Certain Relationships and Related Transactions, and Director Independence, page 16

13.	We note your disclosure regarding the 17,117,268 shares of your common stock you issued in connection with the merger with Pizza Fusion. Please disclose the related parties and their connection to you pursuant to Item 404 of Regulation S-K.

RESPONSE: We have revised the Registration Statement to disclose the related parties and their connection to us.

14.	We note your disclosure regarding the common shares that Mr. Dugan and Mr. Romano purchased from you. However, it appears that they also purchased warrants from you. Please disclose or advise.

RESPONSE: We have clarified in Item 7 that Messrs. Dugan and Romano each received a warrant to purchase 2,108,667 shares of our common stock as part of the merger.

United States Securities and Exchange Commission

December 2, 2015

Description of Registrant’s Securities to be Registered, page 19

15.	Please briefly describe your warrants as required by Item 202(c) of Regulation S-K.

RESPONSE: We have added a brief description of the warrants.

Other

16.	Please file an amendment to include updated audited financial statements for the year ended September 30, 2015, prior to the automatic effectiveness of your Form 10 on December 12, 2015. See Rule 8-08 of Regulation S-X.

RESPONSE: We have contemporaneously filed Amendment No. 1 to the Registration Statement. Amendment No. 1 includes audited financial statements that have been updated for the year ended September 30, 2015.

We hereby acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company trusts the foregoing sufficiently responds to the staff’s comments. If you have any further questions or comments, please contact the undersigned.

Sincerely,

/s/ Vaughan Dugan
Vaughan Dugan
Chief Executive Officer

cc: Laura M. Anthony, Esq.